Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                                            FEBRUARY 19, 2009

SUPPLEMENT DATED FEBRUARY 19, 2009 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND JANUARY PERFORMANCE UPDATE
FUND	JANUARY	2009 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-0.91%	-0.91%	$ 90.7M	$1,555.930
Grant Park Futures Fund Class B Units	-0.98%	-0.98%	$566.7M	$1,345.166
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The bulk of January’s setbacks came from long positions in the fixed income markets.  Uncertainty regarding the details of President Obama’s stimulus package caused a sector wide downtrend in the U.S. debt markets impacting performance.  Long positions in the international fixed income markets also registered setbacks for Grant Park.  These losses resulted from speculation of future increased debt supply in the Asian and European markets caused by government bailout activity.

Setbacks in the agricultural markets stemmed from adverse price moves in the softs markets.  Increased buying in the coffee markets by large commodity funds drove prices up in excess of 5% against positions.  Short positions in the grains markets, however, were able to partially offset sector losses.  Short corn and soybean positions registered gains as a drought in Argentina’s key farming region put pressure on prices.

Positions in the Australasian currency markets accounted for the bulk of sector losses during January.  Early in the month, long positions in the Australian dollar experienced setbacks as poor economic data from the region weakened the currency.  Declines in the New Zealand dollar further drew on performance.  After a reduction of New Zealand’s foreign currency rating by Standard and Poors, investors began to liquidate New Zealand based holdings driving the currency downwards.

The portfolio returned modest profits in the metals markets this past month.  Short positions in the aluminum markets performed well as slowing industrial production caused a decline in demand, driving prices lower.  Also adding to profits was a 5% increase in the price of gold which moved alongside Grant Park’s long positions.

Gains in the energy markets predominantly came from short positions in the natural gas markets.  The price of natural gas fell steadily throughout January, despite cold weather across the U.S.  Historically, cold weather has driven the price of natural gas higher.  However last month, the demand for natural gas diminished due to the global economic slowdown.

Grant Park performed particularly well in the equity indices markets throughout January.  Short positions made gains as prices across the global equity markets declined.  Uncertainty about government bailouts, both domestically and abroad, coupled with poor earnings reports from a number of large financial institutions put substantial pressure on the markets driving share prices lower.  Among the top performers in the sector were short positions in the S&P 500, S&P Canada, and Italian MIB indices.

OTHER FUND NEWS
On February 3, 2009, Grant Park Futures Fund Limited Partnership filed a supplement to its current Prospectus dated December 3, 2007.  The prospectus supplement serves as notification of the General Partner’s intention to add an additional commodity trading advisor to the Fund.  The new trading advisor, Revolution Capital Management LLC (RCM), will receive an initial allocation effective February 1, 2009.  Grant Park will continue to retain its current trading relationships with its nine other existing advisors.

This change is the result of extensive qualitative and quantitative review and due diligence by the General Partner, and was undertaken to enhance and complement Grant Park’s current managers.  Grant Park continues to be positioned as a trend trading fund employing systematic, diversified trading managers.  It is the General Partner’s belief that the methods and market philosophies employed by the new manager compliments those used by our current managers and should add value.  However, ultimately the performance of Grant Park depends on the existence of sustainable trends in the markets in which it trades, and there can be no assurances that Grant Park will achieve its investment objectives.

Please be advised that Grant Park will be issuing a Schedule K-1 (Form 1065) to all partners for the 2008 tax year this week.  The Schedule K-1 will contain a reconciliation of your Grant Park capital account and your share of Grant Park’s taxable items necessary to prepare your federal income tax return.

Monthly investor statements are available online.  To register for online access, please visit www.dearborncapital.com, choose the link for Client Services and register your account.  You may also elect to stop receiving paper statements by completing the Request for Paper Statement Elimination form and returning it to our office via mail or fax.  If you have any questions, or are unable to register your account, please contact Client Services at 800-217-7955 or funds@dearborncapital.com

Sincerely,

David Kavanagh
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson      Suite 600      Chicago, IL 60661      312.756.4450      312.756.4452      fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)      www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
JANUARY 31, 2009

Statement of Income

	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(257,283)	(257,283)	(1,611,694)	(1,611,694)	(1,868,977)	(1,868,977)
Change in Unrealized Income (Loss)	111,657	111,657	699,453	699,453	811,110	811,110
Brokerage Commissions	(13,126)	(13,126)	(82,226)	(82,226)	(95,352)	(95,352)
Exchange, Clearing Fees and NFA charges	(26,672)	(26,672)	(167,083)	(167,083)	(193,755)	(193,755)
Other Trading Costs	(71,718)	(71,718)	(449,262)	(449,262)	(520,980)	(520,980)
Change in Accrued Commissions	(3,080)	(3,080)	(19,280)	(19,280)	(22,360)	(22,360)

Net Trading Income (Loss)	(260,222)	(260,222)	(1,630,092)	(1,630,092)	(1,890,314)	(1,890,314)

Other Income:
Interest, U.S. Obligations	62,602	62,602	392,156	392,156	454,758	454,758
Interest, Other	73,691	73,691	461,622	461,622	535,313	535,313
US Govt Sec Gain/Loss	(13,102)	(13,102)	(82,074)	(82,074)	(95,176)	(95,176)

Total Income (Loss)	(137,031)	(137,031)	(858,388)	(858,388)	(995,419)	(995,419)

Expenses:
Incentive Fees to Trading Managers	199,968	199,968	1,252,656	1,252,656	1,452,624	1,452,624
Administrative Fees	19,099	19,099	119,642	119,642	138,741	138,741
O&O Expenses	15,279	15,279	287,140	287,140	302,419	302,419
Brokerage Expenses	462,196	462,196	3,110,687	3,110,687	3,572,883	3,572,883
Illinois Replacement Tax

Total Expenses	696,542	696,542	4,770,125	4,770,125	5,466,667	5,466,667

Net Income (Loss)	(833,573)	(833,573)	(5,628,513)	(5,628,513)	(6,462,086)	(6,462,086)

Statement of Changes in Net Asset Value

Beginning Balance	89,119,649	89,119,649	554,475,560	554,475,560	643,595,209	643,595,209
Additions	2,601,110	2,601,110	20,089,780	20,089,780	22,690,890	22,690,890
Net Income (Loss)	(833,573)	(833,573)	(5,628,513)	(5,628,513)	(6,462,086)	(6,462,086)
Redemptions	(185,652)	(185,652)	(2,245,148)	(2,245,148)	(2,430,800)	(2,430,800)

Balance at JANUARY 31, 2009	90,701,534	90,701,534	566,691,679	566,691,679	657,393,213	657,393,213
Total Units Held at End of The Period		58,294.10372		421,280.17826
Net Asset Value Per Unit		1,555.930		1,345.166
Rate of Return	-0.91%	-0.91%	-0.98%	-0.98%

To the best of my knowledge and belief the information
contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP